

Mail Stop 4631

March 25, 2010

Mr. Gary Anthony
Axion International Holdings, Inc.
180 South Street, Suite 104
New Providence, NJ 07974

> **RE:** **Axion International Holdings, Inc.**
> **Form 10-K/A for the fiscal year ended September 30, 2009**
> **Filed January 28, 2010**
> **File #0-13111**

Dear Mr. Anthony:

We have reviewed your response letter dated March 18, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the fiscal year ended September 30, 2009

Exhibit 31.2

1. We note that in your certification where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in all future annual and quarterly filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officer supplementally represent to us that he is signing all of the certifications in his personal capacity.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant